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MAR 01 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Flying Cloud Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 1895
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart Mallon (415) 868-5345
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name - if individual, state last, first, middle name)

5251 S. Quebec Street, Greenwood Village, CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bart Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Flying Cloud Securities LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bart Mallon
President

See Attached Acknowledgement/Jurat

Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- ( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

ACKNOWLEDGMENT

California All-Purpose Acknowledgment

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California))
County of San Francisco)) *ss.*

On February 28, 2017 before me, Trish Casey, Notary Public, personally appeared Bart Mallon, who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Trish Casey
Signature of Notary Public *LS*

PC01
TRISH CASEY
COMM. #2165929
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 20, 2020
PC01

Attached Loose Certificate, Acknowledgment for document:

Annual Audit Report

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Flying Cloud Securities, LLC

We have audited the accompanying statement of financial condition of Flying Cloud Securities, LLC. (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2017

FLYING CLOUD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	637,376
Commissions receivable		172,000
Prepaid expenses		10,026
	$	**819,402**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commission payable	$	706,455
Accounts payable and other liabilities		7,588
		714,043
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBERS' EQUITY (Note 2)		105,359
	$	**819,402**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Flying Cloud Securities LLC (the "Company"), is a Delaware limited liability company, organized in 2013 to engage in private placements of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company was formed on March 11, 2013 and was approved by the SEC and the FINRA as a broker-dealer on April 24, 2014, whereby the Company commenced operations.

15c-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. As of December 31, 2016, the Company has deposits of $386,860 in banks in excess of the FDIC insured amount of $250,000.

Revenue Recognition

The Company derives its revenue from capital raising activities, in the form of private placements of securities. Commission revenue is recognized as income when it is earned, as defined in the respective engagement letters. This is typically at the closing of the sale of securities of the non-public companies.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are null.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)
provision for income taxes is reflected in the accompanying financial statements. However, the Company is still required to file a tax return. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Taxable years since 2013 (inception) are subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $86,983 and $47,603, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 8.21 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1, during its fiscal year of operations.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement, effective April 24, 2013, with Cole-Frieman & Mallon LLP, in which the affiliate pays expenses on behalf of the Company. The Company pays the affiliate $150 per month for office space, minor administrative services and technology services. This amount approximates the Company's portion of these expenses. The total amount paid to the affiliate for the period was $1,800 and is included in Rent Expense in the Statement of Income. In addition, the lease agreement may be terminated with a 60 day notice.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2016, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.